UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   HEARx Ltd.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    422360107
                           -------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 26, 1997
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 4 Pages

                                  SCHEDULE 13D

CUSIP No. 422360107                                                  Page 2 of 4

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SFM Investments LDC

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [_]

3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  7,763,319
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   7,763,319
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            7,763,319

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    8.25%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages


               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.10 par value (the "Shares"), of HEARx Ltd. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated May 23, 1997 (the "Initial Statement"), filed by SFM Investments LDC, an exempted limited duration company organized and existing under the laws of the Cayman Islands (the "Reporting Person"). This Amendment No. 1 is being filed by the Reporting Person to report that the Reporting Person has exercised all of the Class A Warrants (as defined in the Initial Statement) and the $0.63 Warrants (as defined in the Initial Statement) held for its account for Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 3.        Source and Amount of Funds or Other Consideration.

               On August 26, 1997 the Reporting Person surrendered to the Issuer all of the Class A Warrants and all of the $0.63 Warrants held for its account and received, pursuant to a cashless exercise formula set forth in Section 3 of each of the Class A Warrants (filed as Exhibit B to the Initial Statement) and the $0.63 Warrants (filed as Exhibit C to the Initial Statement), 6,371,146 Shares and 1,392,173 Shares, respectively.

               The Shares held for the account of the Reporting Person may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.


Item 5.        Interest in Securities of the Issuer.

          (a) The aggregate number of Shares of which the Reporting Person may be deemed a beneficial owner is 7,763,319 (approximately 8.25% of the total number of Shares outstanding).

          (b) The Reporting Person has the sole power to direct the voting and disposition of the Shares held for the account of the Reporting Person.

          (c) Except as described in Items 3 hereof, which is incorporated in this Item 5(c) by reference, there have been no transactions in the Shares effected since June 30, 1997 (60 days prior to the date hereof).

          (d) The shareholders of the Reporting Person have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Reporting Person in accordance with their ownership interests in the Reporting Person.

          (e)  Not applicable.

                                                               Page 4 of 4 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 29, 1997                       SFM INVESTMENTS LDC

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Director